Mail Stop 3561
      							August 10, 2005

Via U.S. Mail and Fax (785) 856-9910
Mr. Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
1035 N. 3rd Street
Suite 101
Lawrence, Kansas 66044

	RE:	Protection One, Inc.
		Protection One Alarm Monitoring Inc.
      Form 10-K for the fiscal year ended December 31, 2004
      Form 10-K/A  for the fiscal year ended December 31, 2004
		Filed March 17, 2005 and March 24, 2005, respectively Form 10-Q for the quarter ended March 31, 2005
		Filed May 16, 2005
		File Nos. 1-12181-01 and 1-12181, respectively

Dear Mr. Nevin:

      We have reviewed your supplemental response letter dated May 27, 2005 well as your filings and have the following comments. As noted in our comment letter dated April 29, 2005, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K/A for the year ended December 31, 2004

Notes to Consolidated Financial Statements
2, Summary of Significant Accounting Policies
(b) Revenue Recognition, page 9

1. We note your response to our prior comment 9 and your statement that in an arrangement where the Company retains title to the system, you believe that there is "only one unit of accounting since there is not a sale of the system." Tell us your consideration of EITF 01-8 regarding whether your arrangements contain a lease of the security system.


2. Your response to prior comment 9 did not specifically address your deferral of revenues and direct costs relative to when you price the system lower than you otherwise would because of an accompanying service agreement. Provide us with more details of what you mean by this statement and cite your basis in the accounting literature.

Form 10-Q for the quarterly period ended March 31, 2005

Notes to Condensed Consolidated Financial Statements
1.  Basis of Consolidation and Interim Financial Information, page
7

3. We note the reduction of deferred customer acquisition costs and revenues "which have been subsumed into the estimated fair market value adjustment for customer accounts." Tell us what the referenced statement means and why you believe this accounting treatment is appropriate. Also, tell us the underlying assumptions used to estimate fair value of the deferred customer acquisition costs.


*    *    *    *

Please file your response to these comments within 10 business days via EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or
Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
      Assistant Director

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Mr. Darius G. Nevin
Protection One Inc.
Protection One Alarm Monitoring Inc.
August 10, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE